02055206

82-2142

invensys

BTRsec/RLS Admin/Letters/2002/0522

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

19 September 2002

SEC MAIL PROCESSING RECEIVED OCT 04 2002 WASH. D.C. 164 SECTION

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed an announcement concerning notification of major interests in shares.

Yours faithfully,

PROCESSED OCT 09 2002 THOMSON FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino

dlw 10/8

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Invensys plc

2) Name of shareholder having a major interest
Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Shareholder named in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

ALMIXFTTL-18408-Chase Manhattan	519,216
ASUKEXTTL-20947-Chase Manhattan	16,830,800
Bank of Ireland	947,361
Barclays Capital Nominees Limited	233,680
Barclays Trust Co & Others	1,241
Barclays Trust Co as Exec/Adm	4,534
Barclays Trust Co DMC69	42,643
Barclays Trust Co R69	54,873
BLEEQTTTL-17011-Chase Manhattan	53,347
BLENTFUKQ-16344-Chase Manhattan	4,036
BLENTPUKQ-16345-Chase Manhattan	56,192
BLEQFDUKQ-16331-Chase Manhattan	1,097,425
BLEQPTUEA-16341-Chase Manhattan	15,919
BLEQPTUKQ-16341-Chase Manhattan	3,074,064
BLINTNUKQ-Z1AJ-dummy	186,087
BLINTPUKQ-16342-Chase Manhattan	365,185
BLUKINTTL-16400-Chase Manhattan	38,493,061
Boston Safe Deposit & Trust	856,319
Chase Manhattan Bank	31,008,721
CHATRKTTL-16376-Chase Manhattan	873,911
Clydesdale Nominees HGB0125	12,935
Investors Bank and Trust Co.	3,910,740
JP Morgan Chase Bank	3,877,557
Mitsubishi Trust International	29,310
Northern Trust Bank - BGI SEPA	973,157
State Street	82,885
State Street Bank & Trust	3,547,952
Sumitomo TB	11,927
Swan Nominees Limited	34,360
Zeban Nominees Limited	130,956

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security
Ordinary shares of 25p each

10) Date of transaction
16 September 2002

11) Date company informed

19 September 2002

12) Total holding following this notification
107,330,394

13) Total percentage holding of issued class following this notification
3.07%

14) Any additional information

15) Name of contact and telephone number for queries
Victoria Scarth, Senior Vice President, Corporate Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification
Emma Sullivan, Assistant Secretary

Date of notification: **19 September 2002**